EXHIBIT A.I – COMMENTS FROM THE OFFICERS

(as Item 2 to Exhibit C to CVM Resolution 80/22)

2. Comments from the Officers

Introduction

The financial information included in this section, except if otherwise expressly set forth, refer to our consolidated accounting statements related to fiscal year that ended December 31, 2025 and December 31, 2024. Our consolidated audited accounting statements were prepared in accordance with the International Financial Reporting Standards (“IFRSs”), issued by the International Accounting Standards Board (“IASB”), including the interpretations issued by the IFRS® Interpretations Committee, in force, and in accordance with the accounting practices adopted in Brazil, that comprehend the accounting practices set forth in Law No. 6404/76 and the pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis – CPC) and approved by the Brazilian Securities Exchange Commission - CVM.

The terms “Vertical Analysis” and “Variation” or “Horizontal Analysis” in the columns of certain tables below mean, respectively, (i) the percentage or line item in relation to the net income for the periods applicable to the results of our operations, or in relation to the total assets on the dates applicable to the statement of our balance sheet, and (ii) the comparison of ratios or line items in our combined accounting statements over a period of time.

The information under this item 2 of the Exhibit A.I of the Management Proposal (“Exhibit”) must be read and analyzed together with our consolidated accounting statements as of December 31, 2025, available at our website (ri.ambev.com.br) and at the CVM’s website (www.gov.br/cvm).

2.1 The Management should comment on:

(a)        General equity and financial conditions

The Officers understand that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

As of December 31, 2025, the Company had, in its current assets, a total of R$ 43,875.6 million compared to R$ 54,155.8 million as of December 31, 2024, representing a decrease of R$ 10,280.2 million or 19.0%. This decrease is mainly due to a lower position of cash, cash equivalents and financial investments, which showed a decrease of 31.9% or R$ 9,517.7 million compared to December 2024. Of the total amount of R$ 43,875.6 million in its current assets as of December 31, 2025, R$ 20,319.9 million were in cash, cash equivalents and financial investments of the Company.

The current liabilities, as of December 31, 2025, amounted to R$ 45,599.3 million compared to R$ 49,388.7 million as of December 31, 2024, representing a decrease of R$ 3,789.4 million or 7.7%. This decrease is mainly due to a decrease in the dividends and interest on net equity payable account, which decreased 41.9% or R$ 3,559.5 million compared to December 31, 2024.

The current liquidity ratio, as of December 31, 2025, used to assess the Company’s capacity of payment of the short-term obligations, was 0.96x compared to 1.10x as of December 31, 2024. The positions of cash, cash equivalents and current financial investments net of bank overdraft and cash, cash equivalents and current financial investments net of debt1, as of December 31, 2025, were R$ 20,319.9 million and R$ 16,933.0 million, respectively. The indebtedness indicator of net debt/EBITDA2, as of December 31, 2025, was -0.57 compared to -0.91 as of December 31, 2024. The Officers understand that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

(in million of Reais, except %)	As of December 31,		Variation
	2025	2024	R$	%
Total Current Assets	43,875.6	54,155.8	-10,280.2	-19.0%
Total Current Liabilities	45,599.3	49,388.7	-3,789.4	-7.7%
Net Working Capital Ratio (CA-CL)	-1,723.7	4,767.1	-6,490.8	-136.2%
Net Cash of Bank Overdrafts[3]	20,319.9	29,837.7	-9,517.8	-31.9%
Net debt/(cash)[2]	16,933.0	26,384.9	-9,451.9	-35.8%

	As of December 31,
	2025	2024
Current Liquidity Ratio	0.96	1.10
Indebtedness Indicator (Net Debt / EBITDA)	(0.57)	(0.91)

(b) Capital structure

Company’s Officers believe that its capital structure is adequate to meet the needs of its operations and to continue executing its growth plan.

Capital Structure	2025		2024		Variation
	R$ million	%	R$ million	%	R$ million	%
Third-Party Financing(1)	56,312.4	39	62,927.4	39	(6,615.0)	-10.5%
Equity(2)	88,774.8	61	99,580.5	61	(10,805.7)	-10.9%

(1) The Company’s third-party financing is represented by the totality of the current and non-current liabilities.

(2) The Company’s equity is represented by the total consolidated owner’s equity.

(c) Payment capacity in relation to financial commitments undertaken

(in million of Reais)	As of December 31,		Variation
	2025	2024	R$	%
Total debt	3,386.9	3,452.7	(65.8)	-1.9%
Short-term debt	1,167.3	1,276.4	(109.1)	-8.5%
Total current assets	43,875.6	54,155.8	(10,280.2)	-19.0%
Cash, cash equivalents and current financial investments	20,319.9	29,837.7	(9,517.8)	-31.9%
Current liquidity ratio	0.96	1.10	(0.14)	-12.5%
Net debt/(cash)	16,933.0	26,384.9	(9,451.9)	-35.8%

1 The Cash Net of Bank Overdrafts position is represented by the balances of cash, cash equivalents and current financial investments being deducted the balance of bank overdraft. The net debt/(cash) position is represented by the cash net of bank overdrafts position added by balances of current financial investments and being deducted the balances of loans and financings. Both the cash net of bank overdrafts position and the net debt/(cash) position are performance indicators used by the Company, and they are not measured according to the Accounting Practices Adopted in Brazil or according to IFRS.

2 The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

Considering the Company’s debt profile, as described in item 2.1(f) below, as of December 31, 2025, the Company had a total debt of R$ 3,386.9 million compared to R$ 3,452.7 million in December 31, 2024, a reduction of R$ 65.8 million or 1.9%, mainly due to a reduction of R$ 109.1 million in the local currency short-term debt, which was partially offset by an increase in the foreign currency debt. Of this total amount of indebtedness, R$ 1,167.3 million were related to the short-term debt.

Pursuant to the cash flow and the liquidity position of the Company, as of December 31, 2025, evidenced by total current assets (i.e., R$ 43,875.6 million), cash, cash equivalents and current financial investments (i.e., R$ 20,319.9 million), current liquidity ratio (i.e., 0.96x) and net debt/(cash) (i.e., R$ 16,933.0 million), as indicated in 2.1 (a) above, the Officers believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged.

Specifically regarding the current liquidity ratio, which was less than 1.0x as of December 31, 2025, we clarify that this variation resulted primarily from the reduction in current assets, particularly the cash and cash equivalents position, in an amount greater than the reduction in current liabilities during the period. Such decrease in cash did not reflect an operational deterioration or a material mismatch in the Company’s liquidity profile, but rather the execution of its capital allocation strategy throughout 2025. During the year, the Company returned a significant amount of capital to shareholders through the payment of dividends and interest on equity, as well as through the implementation of a share repurchase program, which consumed a substantial portion of cash in the period. Accordingly, the ratio below 1.0x should be analyzed in light of this extraordinary capital allocation activity, and not as a standalone indication of insufficient liquidity to meet the Company’s obligations.

(d) Sources of financing for working capital and investments in non-current assets used

The Company’s working capital cycle has substantially evolved every year. In the fiscal year ended December 31, 2025, in the opinion of the Company’s Officers, there was no need to raise new loans to finance working capital.

With regard to investments in non-current assets, the Company’s cash position as of December 31, 2025, and the expected cash flow generation are sufficient to cover these investments. In any case, the Company’s Officers understand that it has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

(e) Sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls

The Company has access to credit facilities extended by leading Brazilian and foreign banks and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings. On December 31, 2025, the Company had a Baa2 risk credit by Moody`s and BBB+ by S&P, with no review as of the date of this Exhibit.

(f) Levels of indebtedness and characteristics of debts, even describing:

(i) Relevant financing and loan agreements

Please, find below additional information related to fiscal year that ended December 31, 2025: The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) Fixed Rate in Local Currency Leasing agreements in Brazil; (ii) Interbank Deposit Certificate (“CDI”) for loans in Brazil; (iii) Reference Interest Rate (“TR”) for the CRI 2030 operation; and (iv) fixed rate for international loans.

As of December 31, 2025 and December 31, 2024, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2025

Debt Instruments (in million Reais, except %)	2026	2027	2028	2029	2030	After	Total
International Debt
Other Latin-American currencies – fixed rate	150.9	153.2	73.1	51.5	199.9	-	628.5
Average Pay Rate	11.73%	11.73%	11.73%	11.73%	11.73%	-	-
US dollar – fixed rate	3.26	6.49	-	-	-	-	9.75
Average Pay Rate	2.39%	2.39%	-	-	-	-	-
Canadian dollar – fixed rate	127.7	80.1	52.8	42.3	11.9	-	314.8
Average Pay Rate	5.43%	5.43%	5.43%	5.43%	5.43%	-	-
Debt in Reais - ICMS fixed rate
Par Value	135.5	104.8	54.5	5.6	-	11.2	311.6
Average Pay Rate	2.87%	2.87%	2.87%	2.87%	-	2.87%	-
Debt in Reais - ICMS floating rate
Par Value	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Debt in Reais - fixed rate
Par Value	734.0	510.1	399.7	132.8	78.6	170.2	2,025.4
Average Pay Rate	11.73%	11.73%	11.73%	11.73%	11.73%	11.73%	-
Debt in Reais - floating rate
Par Value	16.1	17.6	19.2	21.0	23.0	-	96.9
Average Pay Rate	9.56%	9.56%	9.56%	9.56%	9.56%	-	-
Total indebtedness	1,167.3	872.2	599.3	253.2	313.5	181.4	3,386.9

Change in Indebtedness Balances in 2025 and 2024

Debt Instruments	December 31, 2025			December 31, 2024
(in million Reais, except %)	2026	After(1)	Total	2025	After(2)	Total
International Debt
Other Latin-American currencies – fixed rate	150.9	477.7	628.6	190.7	319.5	510.2
US dollar – fixed rate	3.26	6.49	9.75	3.8	0	3.8
Canadian dollar – fixed rate	127.7	187.1	314.8	149.6	289.7	439.4
Debt in Reais - ICMS fixed rate
Par Value	135.5	176.1	311.6	107.2	122.4	229.6
Debt in Reais - ICMS floating rate
Par Value	-	-	-	38	104.7	142.7
Debt in Reais - fixed rate
Par Value	734.0	1291,4	2,025.4	772.5	1,243.0	2,015.5
Debt in Reais - floating rate
Par Value	16.1	80.8	96.9	14.7	96,9	111,6
Total indebtedness	1,167.3	2,219.6	3.386,9	1,276.4	2,176.3	3,452.7

(1) Considers the aggregate of the balances for the period from 2027.

(2) Considers the aggregate of the balances for the period from 2026.

(ii) Other long-term relations with financial institutions

The Company has other long-term relations with financial institutions, such as payroll agreements, derivative operations, and guarantee agreements, which are not individually considered relevant.

(iii) Subordination degree among the debts

In years ended December 31, 2025 and December 31, 2024, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, in which collateral is provided on assets acquired with the credit granted which serve as collateral. Other loans and financing contracted by the Company provide only personal guarantees as collateral or did not have any guarantees.

(iv) Any restrictions imposed to the issuer, especially concerning the limit of indebtedness, and contracting of new debts, the distribution of dividends, the sale of assets, the issue of new securities and the sale of the corporate control, as well as if those restrictions are being complied with by the issuer

Most of the Company's financial contracts currently in force contain financial covenants including:

(i) financial covenants, including restrictions on new borrowing.

(ii) going-concern.

(iii) maintenance, in use or in good condition for the business, of the Company's assets.

(iv) restrictions on acquisitions, mergers, sale or disposal of its assets.

(v) prohibition related to new real guarantees for loans contracted, except if (a) expressly authorized under the agreement or (b) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments, multilateral financial institutions (e.g., World Bank) or located in jurisdictions in which the Company operates.

The Company did not sign any relevant loan or financing agreement with cross default clause (cross-default or cross acceleration).

As of December 31, 2025 and December 31, 2024, the Company was in compliance with its material (financial or not) contractual obligations for its loans and financings.

(g) Borrowing limits contracted and percentages utilized

As of December 31, 2025, the Company had loans with BNDES, FINEP, leasing agreements and loans with private banks in the amount of R$ 3,386.9 million compared to R$ 3,452.7 million in 2024. Of this total, 100% were used on the date of this Reference Form.

(h) Significant changes to items of the income and cash flow statements

INCOME STATEMENT

Comparative analysis of Operational Results as of December 31, 2025 and December 31, 2024

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume and percentages)

	Fiscal Year ended December 31, 2025	Vertical Analysis (%)	Fiscal Year ended December 31, 2024	Vertical Analysis (%)	Horizontal Analysis (%)

Net revenue	88,242.5	100.0%	89,452.7	100.0%	-1.4%
Cost of sales	-42,864.1	-48.6%	-43,615.1	-48.8%	-1.7%
Gross profit	45,378.3	51.4%	45,837.6	51.2%	-1.0%

Distribution expenses	-10,928.9	-12.4%	-11,557.2	-12.9%	-5.4%
Commercial expenses	-8,348.1	-9.5%	-8,634.2	-9.7%	-3.3%
Administrative expenses	-5,862.9	-6.6%	-6,201.1	-6.9%	-5.5%
Other operational income (expense)	2,435.9	2.8%	2,457.3	2.7%	-0.9%
Exceptional items	643.3	0.73%	-100.8	-0.1%	-738.2%
Restructuring	-215.0	-0.2%	-99.3	-0.1%	116.5%
Effect of application of IAS 29 (hyperinflation)	-3.7	0.0%	-1.5	0.0%	146.7%
Result from the sale of a subsidiary	862.0	1.0%	-	0.0%	0.0%
Income from operations	23,317.6	26.4%	21,801.7	24.4%	7.0%

Finance expenses	-4,410.7	-5.0%	-4,028.3	-4.5%	9.5%
Finance income	2,216.6	2.5%	2,423.7	2.7%	-8.5%
Other net finance results	-1,807.7	-2.0%	-713.6	-0.8%	153.3%
Net finance result	-4,001.7	-4.5%	-2,318.2	-2.6%	72.6%

Share of result of joint ventures	105.8	0.1%	3.9	0.0%	2,612.8%
Income before income tax	19,421.7	22.0%	19,487.3	21.8%	-0.3%

Income tax expense	-3,433.2	-3.9%	-4,640.4	-5.2%	-26.0%
Net income	15,988.4	18.1%	14,847.0	16.6%	7.7%

Attributed to:
Controlling interests	15,503.4	17.6%	14,437.2	16.1%	7.4%
Non-controlling interests	485.0	0.5%	409.7	0.5%	18.4%

* Any discrepancies in the sums of the amounts are due to rounding.

Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding years ended December 31, 2025 and 2024:

	2025					2024
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	49,030.8	10,963.9	17,988.3	10,259.5	88,242.5	48,605.3	11,023.7	19,829.7	9,993.9	89,452.6
Cost of sales	(24,254.9)	(5,022.2)	(9,263.8)	(4,323.3)	(42,864.1)	(23,809.3)	(5,076.2)	(10,460.4)	(4,269.2)	(43,615.1)
Gross profits	24,775.9	5,941.7	8,724.5	5,936.3	45,378.3	24,796.0	5,947.5	9,369.3	5,724.7	45,837.5
Administrative, sales and marketing expenses	(14,661.7)	(2,070.2)	(4,772.9)	(3,635.1)	(25,139.9)	(15,160.4)	(2,209.9)	(5,416.0)	(3,606.2)	(26,392.5)
Other operational income (expenses)	2,370.8	(22.2)	94.4	(7.1)	2,435.9	2,415.8	(13.5)	45.8	9.2	2,457.3
Exceptional items	(36.1)	824.7	(120.2)	(25.2)	643.3	(16.2)	(9.8)	(51.6)	(23.2)	(100.8)
Profit from operations	12,448.9	4,674.0	3,925.9	2,268.9	23,317.6	12,035.2	3,714.3	3,947.6	2,104.5	21,801.6

(1) It includes the Company’s direct operations in Central America and the Caribbean (“CAC”): Dominican Republic, Cuba, Guatemala and Panama.

(2) It includes the Company’s operations in South Latin America (“LAS”): Argentina, Bolivia, Chile, Paraguay and Uruguay.

Net revenue

For more information about the sales net revenue, see section 2.2(b).

Cost of sales

The total cost of products sold decreased 1.7% in year ended December 31, 2025, reaching R$ 42,864.1 million, compared to R$ 43,615.1 million in the same period in 2024. As a percentage of the Company’s net revenue, the total cost of products sold decreased to 48.6%, in 2025, in relation to 48.8%, in 2024.

Other net financial results

The amount related to other net financial results increased 153.3% for the year ended December 31, 2025, to negative R$1,807.7 million, compared to negative R$713.617 million in the same period of 2024. This variation resulted primarily from greater foreign exchange impacts during the period, higher costs related to the purchase of U.S. dollars in Bolivia, and higher costs of carrying hedge positions, particularly in Brazil.

Profit sharing of jointly controlled ventures

The profit sharing of jointly controlled ventures increased 2,612.8% for the year ended December 31, 2025, to R$105.8 million, compared to R$3.9 million in the same period of 2024. This variation is explained primarily by the improvement in the results achieved by the jointly controlled ventures throughout 2025, at a level significantly higher than that observed in the prior fiscal year.

Cost of products sold per hectoliter

	Year ended December 31 (in million Reais, except %)
	2025	2024	% Variation
Brazil	197.2	185.5	6.3%
Brazil Beer(1)	216.8	205.9	5.3%
NAB(2)	145.0	130.5	11.1%
CAC	417.3	409.1	2.0%
LAS	288.0	322.4	-10.7%
Canada	501.4	488.2	2.7%
Company Consolidated	243.8	239.7	1.7%

(1) It includes beer and “beyond beer” operations of the Company in Brazil.

(2) It includes non-alcoholic beverages operations of the Company in Brazil.

  Operations in Brazil

The total cost of products sold of the Company’s Brazilian operations increased 1.9% in year ended December 31, 2025, reaching R$ 24,254.9 million in relation to R$ 23,809.3 million in the same period in 2024. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, increased 6.3% in 2025, reaching R$ 197.2/hl in relation to R$ 185.5/hl in 2024.

  Beer Operations in Brazil

The cost of products sold in the beer operation in Brazil increased 0.5%, totaling R$ 19,380.5 million in year ended December 31, 2025. The cost of products sold, per hectoliter, increased 5.3%, to R$ 216.8/hl, mainly explained by exchange rate impacts and higher commodity prices, especially packaging inputs such as aluminum, as well as an unfavorable brand mix and higher unit costs due to lower volumes. These effects were partially offset by cost management efficiency initiatives and our hedging strategy and timing.

  Non-Alcoholic Beverages Operations in Brazil (“NAB”)

The cost of products sold in the NAB operation in Brazil increased 7.7%, totaling R$ 4,874.4 million for the year ending December 31, 2025. The cost of products sold per hectoliter increased 11.1% in 2025, to R$ 145.0/hl, mainly explained by exchange rate impacts and higher costs of packaging and inputs, including PET, in addition to higher costs associated with the mix of single serve packages and lower dilution of fixed costs due to lower volumes. These effects were partially offset by productivity and efficiency initiatives.

  Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operation decreased 1.1% in year ended December 31, 2025, totaling R$ 5,022.2 million compared to R$ 5,076.2 million in the same period in 2024. The cost of products sold per hectoliter increased 2.0% in 2025, to R$ 417.3/hl in relation to R$ 409.1/hl in 2024, mainly explained by inflationary pressures on input costs across the region, partially offset by operational efficiencies that helped mitigate these cost pressures.

  Latin America South Operations (“LAS”)

The cost of products sold in LAS operation decreased 11.4% in year ended December 31, 2025, to R$ 9,263.8 million in relation to R$ 10,460.4 million in the same period in 2024. The cost of products sold, per hectoliter, decreased 10.7% in 2025, to R$ 288.0/hl in relation to R$ 322.4/hl in 2024. The reported change mainly reflected currency translation effects, in addition to lower volumes for the period, partially offset by inflationary cost pressures in local currencies.

  Operations in Canada

The cost of products sold in our operation in Canada increased 1.3% in year ended December 31, 2025, to R$ 4,323.3 million compared to R$ 4,269.2 million in the same period in 2024. The cost of products sold, per hectoliter, increased 2.7% in 2025, to R$ 501.4/hl in relation to R$ 488.2/hl in 2024. The change in COGS per hectoliter mainly reflected commodity pressures and exchange rate effects, as well as cost inflation, partially offset by productivity and operational efficiency initiatives.

Gross Profit

The gross profit decreased 1.0% in year ended December 31, 2025, reaching R$ 45,378.3 million compared to R$ 45,837.6 million in the same period in 2024. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

Gross Profit
	2025			2024
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Brazil	24,775.9	54.6%	50.5%	24,796.0	54.1%	51.0%
Brazil Beer	20,850.2	45.9%	51.8%	20,937.8	45.7%	52.1%
NAB	3,925.7	8.7%	44.6%	3,858.2	8.4%	46.0%
CAC	5,941.7	13.1%	54.2%	5,947.5	13.0%	54.0%
LAS	8,724.5	19.2%	48.5%	9,369.3	20.4%	47.2%
Canada	5,936.3	13.1%	57.9%	5,724.7	12.5%	57.3%
Company Consolidated	45,378.3	100.0%	51.4%	45,837.6	100.0%	51.2%

Sales and Marketing, Distribution and Administrative Expenses

The sales and marketing, distribution and administrative expenses of the Company amounted to R$ 25,139.9 million in year ended December 31, 2025, compared to R$ 26,392.4 million in the same period in 2024, representing a decrease of 4.7% year on year. The analysis of the sales and marketing, distribution and administrative expenses for each of the business units is as follows.

  Operations in Brazil

The sales and marketing, distribution and administrative expenses of the Company’s operations in Brazil amounted to R$ 14,661.7 million in year ended December 31, 2025, compared to R$ 15,160.4 million in the same period in 2024, representing a decrease of 3.3% year on year.

  Beer Operations in Brazil

The sales and marketing, distribution and administrative expenses of the beer operations in Brazil amounted to R$ 12,427.4 million in year ended December 31, 2025, compared to R$ 12,849.6 million in the same period in 2024, representing a decrease of 3.3% year on year, primarily due to lower distribution expenses (mainly explained by lower volumes and higher weight of third-party distributors) and lower administrative expenses (mainly due to lower variable compensation provisions), partially offset by continued commercial investments.

  NAB Operations in Brazil

The sales and marketing, distribution and administrative expenses of the NAB operations in Brazil amounted to R$ 2,234.4 million in year ended December 31, 2025, compared to R$ 2,310.8 million in the same period in 2024, representing a decrease of 3.3% year on year, primarily due to lower distribution expenses (driven by lower volumes) and lower administrative expenses (mainly due to lower variable compensation provisions).

  Operations in CAC

The sales and marketing, distribution and administrative expenses of the Company’s operations in CAC amounted to R$ 2,070.2 million in year ended December 31, 2025, compared to R$ 2,209.9 million in the same period in 2024, representing a decrease of 6.3% year on year. This decrease mainly reflected lower distribution expenses (reflecting lower volumes) and lower administrative expenses due to lower variable compensation provisions.

  Operations in LAS

The sales and marketing, distribution and administrative expenses of the Company’s operations in LAS amounted to R$ 4,772.9 million in year ended December 31, 2025, compared to R$ 5,416.0 million in the same period in 2024, representing a decrease of 11.9% year on year, mainly reflecting the impact of Argentina's macroeconomic dynamics on our reported numbers (exchange rate effects), partially offset by continued investments in sales and marketing.

  Operations in Canada

The sales and marketing, distribution and administrative expenses of the Company’s operations in Canada amounted to R$ 3,635.1 million in year ended December 31, 2025, compared to R$ 3,606.2 million in the same period in 2024, representing an increase of 0.8% year on year, driven by higher investments in sales and marketing, partially offset by efficiencies in the distribution network and administrative savings.

Other Operational Income/(Expenses)

Other operating income decreased by 0.9% in year ended December 31, 2025, from R$ 2,457.3 million in the same period in 2024 to R$ 2,435.9 million. This result is mainly explained by lower sales volumes.

Exceptional items

The exceptional items, for year ended December 31, 2025, went from an expense of R$ 100.8 million in the same period in 2024 to a revenue of R$ 643.3 million. The exceptional items for 2025 are mainly composed of restructuring expenses related to organizational improvements, resizing initiatives and digitalization efforts in the Company, as well as the results of the sale of a subsidiary in CAC, while, in 2024, our exceptional expenses were mainly due to restructuring expenses related mainly to organizational alignments due to operational improvements, resizing and digitization efforts. In this sense, this variation is explained especially by the sale of a subsidiary in CAC.

Operating Income

As a result of the above, the operating income increased by 7.0% in year ended December 31, 2025, amounting R$ 23,317.6 million in relation to R$ 21,801.7 million in the same period in 2024.

Net Financial Result

The net financial result of the Company increased by 72.6% in year ended December 31, 2025, reaching R$ 4,001.7 million from R$ 2,318.2 million in the same period in 2024. This result is mainly explained by (i) higher losses on non-derivative instruments, mainly related to exchange rate variation and foreign currency acquisition expenses in Bolivia, (ii) higher losses on derivative instruments mainly due to a higher cost of maintaining foreign exchange hedge positions in Brazil and (iii) lower financial income, mainly due to the reduction of the basic interest rate in Argentina and the exchange rate devaluation of the Argentine peso.

The total debt of the Company, including current (interest-bearing loans) and non-current debt, decreased to R$ 65.8 million in year ended December 31, 2025, while our amount of cash, cash equivalents and current financial investments, net of bank overdraft, decreased to R$ 9,517.7 million in the period.

Income tax and social contribution

The consolidated income tax and social contribution expenses of the Company totaled R$ 3,433.2 million in year ended December 31, 2025, compared to R$ 4,640.4 million in 2024. The effective income tax and social contribution rate in 2025 was 17.7%, compared to an effective tax rate of 23.8% in 2024. This reduction in the effective tax rate in 2025 was mainly due to non-recurring effects in the period, including the tax impact related to the sale of a subsidiary in the CAC region, the partial reversal of tax liabilities associated with the 2017 Brazilian tax amnesty program (PERT 2017) and the recognition of certain income tax incentives/credits.

Net Income for the Year

As a result of the above, the net income for the year obtained by the Company in year ended December 31, 2025 was R$ 15,988.4 million, representing an increase of 7.7%, if compared to R$ 14,847.0 million earned in the same period in 2024.

CASH FLOW

Cash Flow for Year Ended December 31, 2025 compared with Year Ended December 31, 2024

(in millions of reais, excluding amounts related to volume and percentages)

	2025	2024	Variation
Cash flow			%
Cash flow from operating activities	24,450.3	26,099.0	-6.3%
Cash flow from investing activities	(4,950.2)	(5,463.5)	-9.4%
Cash flow from financing activities	(26,771.5)	(10,352.0)	158.6%
Total	(7,271.4)	10,283.6	-170.7%

Operating Activities

The cash flow from the Company’s operating activities decreased by 6.3%, reaching R$ 24,450.3 million in year ended December 31, 2025, compared to R$ 26,099.0 million in the same period in 2024, mainly as a result of losses in working capital. Cash flow generated in our operating activities before changes in working capital and provisions increased by 2.7% in 2025 as compared to 2024, bringing additional R$ 779.1 million, and the less efficient net working capital management brought a reduction of R$ 1,451.1 million compared with last year, mostly driven by lower accounts payable and higher accounts receivable.

Investing Activities

The cash flow from the Company’s investing activities decreased by 9.4%, reaching R$ 4,950.2 million in year ended December 31, 2025, compared to R$ 5,463.5 million in the same period in 2024, mainly explained by lower net acquisition of debt securities (less R$ 459.9 million when compared to 2024). In 2025, our investments in CAPEX (acquisition of fixed assets and intangible assets) totaled R$4,590.5 million, compared to R$4,749.1 million in 2024.

Financing Activities

The cash flow from the Company’s financing activities were increased by 158.6%, to R$ 26,771.5 million in year ended December 31, 2025, compared to R$ 10,352.0 million in the same period in 2024, mainly driven by higher dividend payments to subsidiaries and affiliates (more R$16,407.1 million when compared to 2024).

2.2	– The Management should comment on:

(a)       Results of the issuer’s operations, in particular:

(i) Description of any material income components

In fiscal year ended December 31, 2025, the revenues of the Company and its subsidiaries primarily consisted of the sale of beers, RTDs (ready-to-drink beverages) and non-alcoholic beverages through the operations described in Item 2.1 above. To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations, as well as the sale of non-Ambev products on the BEES Marketplace in some regions.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

(ii) Factors that materially affect operating income

Focused on improving the operational and financial performance of our business, we have evolved every year, delivering continuous and consistent improvements in our results through the execution of our strategy of (i) leading and expanding the category; (ii) digitalizing and monetizing our ecosystem; and (iii) optimizing our business.

The year 2025 illustrates this dynamic well: (i) the beer industry in Brazil had a smoother performance, mainly impacted by situational factors (weather and pressures on available income), and we continued to lead the category, strengthening our portfolio and advancing in the fastest growing segments, such as premium, balanced choices and non-alcoholic beers, in addition to continuing to elevate our core and core plus segments through investments in brands and innovation; (ii) our digital platforms continued to expand and deepen the use of data and insights in trade execution; and (iii) we maintained cost and expense discipline, with productivity gains and efficient allocation of resources, partially mitigating foreign exchange and commodity headwinds. As a result, we delivered organic growth in consolidated adjusted EBITDA of 5.6%, with expansion of gross margins and adjusted EBITDA, 80bp and 50bp, respectively.

In Brazil, premium and super premium brands delivered growth of around 10% high for the year, led by Stella, Original and Corona, and we ended 2025 with leadership in the premium segment. In addition, the portfolio of balanced choices grew by 60% and non-alcoholic beers grew by around 30%, reinforcing our momentum in the fastest growing pockets of the category. We understand that the headwinds of 2025 were predominantly cyclical and associated with consumption occasions, and not a structural change in the fundamentals of the category.

We continued to expand the use of our B2B (Business-to-Business) platform, BEES, in our core operations and improve convenience for our consumers through Zé Delivery, our DTC (Direct to Consumer) platform in Brazil. In 2025, we interacted with more than 1.3 million purchasers on BEES, in Brazil, and maintained high penetration, with more than 90% of customers and volumes transacting through the platform. On BEES Marketplace, GMV more than doubled in 2025, with improved profitability and increased reach, with approximately 80% of customers in Brazil purchasing on the Marketplace for the year.

Ahead of DTC, Zé Delivery continued to play a strategic role in deepening our direct relationship with consumers and expanding the reach of the category. In 2025, GMV grew by 13%, with 27 million annual active users (an increase of 11% vs. 2024), and the platform remained present in more than 800 cities, with a high level of service. Zé Delivery has also established itself as a relevant engine of insights and engagement, having received more than 6 million survey responses for the year, in addition to maintaining a strong connection with younger consumers (Generation Z over 18 years old and millennials representing about 80% of purchasers).

In the non-alcoholic beverage business, our volume decreased 3.1% for the year, reflecting the contraction of soft drinks under the same cyclical factors that impacted beer. Even so, the industry grew a low-single digit in 2025 according to our estimates, and we preserved the resilience of revenue per hectolitre, with emphasis on the advance of sugar-free, which grew around 255, with performances of Pepsi Black and Guaraná Antarctica Zero.

In our international operations, we continue to face challenges, although we have improved, in relation to 2024, in most of the business units. In LAS, volume decreased 0.9% for the year, with Argentina registering a decrease in volume in a still challenging consumption environment; market share declined slightly due to price relativity dynamics, while brand health indicators improved, supported by Corona and Quilmes.

In Central America and the Caribbean, the Dominican Republic showed an improvement in the consumption environment throughout the year. Beer gained share within alcoholic beverages, our market share remained stable, and the health of the brands evolved, sustaining EBITDA growth and margin expansion in the region.

Finally, in Canada, we delivered EBITDA growth of 4.7% with margin expansion of 110 bps, despite a 1.3% volume decrease, outperforming a smoother beer industry and gaining share in beer and RTDs, led by Michelob Ultra and Busch.

(b) Relevant income variations ascribed to the introduction of new products and services, and changes in volumes, prices, foreign exchange rates and inflation.

Net Revenue – Year ended December 31, 2025 compared to 2024

Net revenue decreased 1.4% for year ended December 31, 2025, to R$ 88,242.5 million in relation to R$ 89,452.7 million in the same period in 2024, as a consequence of a decrease of 3.3% in sales volume, partially offset by an increase of 7.5% in net revenue per hectoliter, with increases in five of our six business units, according to the tables below.

	December 31, 2025		December 31, 2024		% Variation
	(in millions of reais, excluding amounts related to volume and percentages)
Brazil	49,030.8	55.6%	48,605.3	54.3%	0.9%
Beer Brazil	40,230.6	45.6%	40,220.2	45.0%	0.0%
NAB	8,800.1	10.0%	8,385.2	9.4%	4.9%
CAC	10,963.9	12.4%	11,023.7	12.3%	-0.5%
LAS	17,988.3	20.4%	19,829.7	22.2%	-9.3%
Canada	10,259.5	11.6%	9,993.9	11.2%	2.7%
Company Consolidated	88,242.5	100.0%	89,452.7	100.0%	-1.4%

	Sales Volume
	Year ended December 31
	2025		2024		% Variation
	In thousands of hectoliters, except for percentages
Brazil	123,008.9	70.0%	128,320.2	70.5%	-4.1%
Beer Brazil	89,394.5	50.8%	93,634.6	51.5%	-4.5%
NAB	33,614.4	19.1%	34,685.6	19.1%	-3.1%
CAC	12,035.8	6.8%	12,408.6	6.8%	-3.0%
LAS	32,162.3	18.3%	32,447.6	17.8%	-0.9%
Canada	8,622.2	4.9%	8,744.1	4.8%	-1.4%
Company Consolidated	175,829.2	100.0%	181,920.5	100.0%	-3.3%

	Net Revenue per Hectoliter
	Year ended December 31
	2025	2024	Horizontal Analysis
	(in Reais, except for percentages)
Brazil	398.6	378.8	5.2%
Beer Brazil	450.0	429.5	4.8%
NAB	261.8	241.7	8.3%
CAC	910.9	888.4	2.5%
LAS	559.3	611.1	-8.5%
Canada	1,189.9	1,142.9	4.1%
Company Consolidated	501.9	491.7	2.1%

  Operations in Brazil

The total net revenue generated from the Company’s operations in Brazil increased 0.9% in year ended December 31, 2025, amounting R$ 49,030.8 million compared to R$ 48,605.3 million in the same period in 2024. This variation is mainly due to volume reduction of 4.1% offset by an increase in net revenue per hectoliter of 5.2%.

  Beer Operations in Brazil

The net revenue generated from the Company’s beer operations in Brazil remained stable (0.0%) in year ended December 31, 2025, accumulating R$ 40,230.6 million compared to R$ 40,220.2 million in the same period in 2024. This variation is mainly due to a 4.8% increase in net revenue per hectoliter in 2025, reflecting the implementation of revenue management initiatives combined with improved brand mix, offset by a decrease of 4.5% in sales volume. We continued to consistently execute our commercial strategy in 2025, which led to strong sales growth for our premium and super premium brands led by Corona, Spaten and Original.

  NAB Operations in Brazil

The net revenue generated from the Company’s NAB operations in Brazil increased 4.9% in year ended December 31, 2025, reaching R$ 8,800.1 million compared to R$ 8,385.2 million in the same period in 2024. This variation is a consequence of a 3.1% decrease in sales volume, coupled with a 8.3% increase in net revenue per hectoliter in 2025. The performance reflects revenue management initiatives and a more favorable mix, with the continued expansion of the sugar-free beverage portfolio, including Guarana Antarctica Zero and Pepsi Black.

  Operations in CAC

The net revenue generated from the Company’s CAC operations decreased 0.5% in year ended December 31, 2025, accumulating R$ 10,963.9 million compared to R$ 11,023.7 million in the same period in 2024. This variation is a consequence of the growth in net revenue per hectoliter of 2.5% combined with a 3.0% reduction in sales volume. The change in net revenue in our CAC operations in 2025 was impacted by lower volumes, partially offset by revenue management initiatives and improved product mix.

  Operations in LAS

The net revenue generated from the Company’s LAS operations decreased 9.3% in year ended December 31, 2025, amounting R$ 17,988.3 million compared to R$ 19,829.7 million in the same period in 2024. This variation is a consequence of a 0.9% decrease in sales volume, impacted by the consumer environment in Argentina, and also by a 8.5% reduction in net revenue per hectoliter in 2025, mainly due to exchange rate impacts resulting from the currency devaluation of the Argentine peso.

  Operations in Canada

The net revenue generated from the Company’s operations in Canada increased 2.7% in year ended December 31, 2025, reaching R$ 10,259.5 million compared to R$ 9,993.9 million in the same period in 2024. This variation is a consequence of an 4.1% increase in net revenue per hectoliter, supported by strategic revenue management initiatives, partially offset by a 1.4% decrease in volume sold, due to a weaker beer industry.

(c) Relevant impacts of inflation, price variations of main inputs and products, foreign exchange and interest rates on the issuer’s operating and financial income.

In 2025, our cost of product sold was impaired by the prices of some commodities, mainly aluminum that was hedged in US dollars at values higher than those of the previous year, impacting the cost of products sold of our operations both in the Brazil and abroad, and by unfavorable foreign exchange rate in Brazil considering the hedges made during 2024 for the 2025 year with a higher average US$/R$ rate than the previous year. In our international operations, in general, the cost conversion into Real has resulted in a negative impact, due to the depreciation of Real against the local currencies in each operation. In LAS, the inflationary pressures have reduced compared to the 2024 scenario.

2.3 – The Management should comment on:

(a)       Changes in accounting practices that have resulted in significant effects on the information provided for in items 2.1 and 2.2

No changes in the Company’s accounting practices, which have resulted in significant effects on the information provided for in items 2.1 and 2.2 in the last fiscal year, were recorded.

(b)       Modified opinions and emphases present in the auditor’s report

The independent auditors’ report on the Company’s financial statements for the last fiscal year was issued without modified opinions and emphasis.

2.4 – The Management should comment on the relevant effects that the events below have caused or are expected to cause on the issuer’s financial statements and on its results:

(a) Introduction or divestment of operating segment

There was no introduction or divestment of any operating segment of the Company that is characterized as a divestment or introduction of a cash-generating unit in fiscal year ended December 31, 2025.

(b) Organization, acquisition or disposal of equity interest

Sale of a Subsidiary - SLU Beverages LTD

The Company's subsidiary, Cervecería Nacional Dominicana S.A. ("CND"), and Koscab Holdings Limited ("Koscab") entered into a Share Purchase Agreement ("Agreement") on December 26, 2024, whereby CND agreed to transfer all its shares in the holding company SLU Beverages LTD. ("SLU") to Koscab. SLU is a majority shareholder of Banks Holdings Limited, Saint Vincent Brewery Limited, Antigua Brewery Limited and Dominica Brewery & Beverages Limited, which are part of the CAC reportable segment.

The transfer of full interest will take place in consideration for the payment of the minimum amount estimated at US$186 million, corresponding to R$1,023 million, deferred in up to five tranches until 2028. The conclusion of the first two tranches took place on July 31, 2025, and, therefore, CND transferred to Koscab 61.83% of the interest it held in SLU, for the price of US$115 million, corresponding to R$633 million. With this conclusion, the Group recognized the loss of control over SLU, ceasing its consolidation in the financial statements for the period ended September 30, 2025. The remaining portion of the investment was maintained under the line item of assets held for sale, in accordance with IFRS 5/CPC 31 - Non-Current Assets Held for Sale and Discontinued Operation.

As of December 31, 2025, the gain related to the transaction totaled R$862 million, which was recorded under the line of exceptional items. The calculated gain includes the full reclassification of the accumulated amount of exchange rate variations related to the SLU, previously recognized in other comprehensive income in shareholders' equity, for the result of the year, in line with IAS 21/CPC 02 - Effects of Changes in Exchange Rates and Translation of Financial Statements.

(c) Exceptional events or transactions

There was no exceptional event or operation with a relevant effect on the individual and consolidated financial statements other than those described below in fiscal year ended December 31, 2025.

Share buyback program

i) October 2025

The Board of Directors, in a meeting held on October 29, 2025, approved a new share buyback program of shares issued by the Company itself up to the limit of 208,000,000 common shares, with the primary purpose of cancelling such shares, and any remaining shares may be held in treasury, sold and/or delivered under the Company's share-based compensation plans.  The Program will end by April 29, 2027, as detailed in the Notice to the Market disclosed on that date.

As of December 31, 2025, the Company had not yet acquired common shares.

2.5 - If the issuer has disclosed, during the last fiscal year, or wishes to disclose non-accounting measurements on this form, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and income tax), the issuer must:

(a)       Inform the value of non-accounting measurements

The Company uses performance indicators such as adjusted income of the consolidated operation before financial results and income taxes (Adjusted Operating Income) and adjusted income of the consolidated operation before financial results, income taxes and depreciation and amortization expenses (Adjusted EBITDA) and Adjusted Net income.

(in millions of reais)	12/31/2025	12/31/2024
Operating Income	23,317.6	21,801.7
Adjusted Operating Income	22,674.3	21,902.5
Adjusted Operating Income Margin	25.7%	24.5%
Net Income	15,988.4	14,847.0
Adjusted Net Income	15,115.1	14,874.5
EBITDA	30,255.5	28,932.0
Adjusted EBITDA	29,506.4	29,028.9
Adjusted EBITDA margin	33.4%	32.5%

Operating Income, adjusted Operating Income and adjusted Operating Income Margin

Operating Income is calculated by excluding from the net income for the year the following effects: (i) non-controlling interest, (ii) income tax expenses, (iii) profit sharing of affiliates and subsidiaries, and (iv) net financial results.

The adjusted Operating Income is an accounting measurement that corresponds to Operating Income minus exceptional items and participation in joint ventures results. The exceptional items may be mainly composed of: (a) restructuring activities; (b) amnesties and similar tax transactions; (c) acquisition of subsidiaries; and (d) impairment and gains or losses on the disposal of assets and investments(“Exceptional Items”).

The adjusted Operating Income Margin, in turn, is calculated by dividing the adjusted Operating Income by the net revenue.

Operating Income and adjusted Operating Income are not measures of income in accordance with the accounting practices adopted in Brazil and do not represent cash flows for the periods presented, and, therefore, are not alternative measures to results or cash flows. Operating Income and adjusted Operating Income represent performance measures for management purposes and for comparison with similar companies and correspond to EBITDA and Adjusted EBITDA (see below), including depreciation, amortization and depletion. The Company cannot guarantee that other companies, including closely-held companies, will adopt the same meaning for such measurements.

Net Income and Adjusted Net Income

Adjusted Net Income is a non-accounting measure that corresponds to Net Income deducted from exceptional items above EBITDA and exceptional items after EBITDA. Exceptional items above EBITDA may be primarily comprised of: (a) restructuring activities; (b) amnesties and similar tax transactions; (c) acquisition and sale of subsidiaries; and (d) loss on the recovery amount and gains or losses on the sale of assets and investments. ("Exceptional Items"). On the other hand, the exceptional items after EBITDA correspond to the exceptional items that impact the net financial result and income tax and social contribution.

EBITDA, adjusted EBITDA and adjusted EBITDA Margin

EBITDA is a non-accounting measurement calculated by excluding from the net income for the year the following effects: (i) non-controlling interest, (ii) income tax expenses, (iii) profit sharing of affiliates and subsidiaries, (iv) net financial results, and (v) depreciation and amortization expenses. That is, it is the Operating Income, excluding the effects of depreciation and amortization expenses.

Adjusted EBITDA, on the other hand, corresponds to EBITDA minus exceptional items and participation in the results of joint ventures.

Adjusted EBITDA Margin, in turn, is calculated by dividing the adjusted EBITDA by the net revenue.

EBITDA, adjusted EBITDA and adjusted EBITDA Margin are not measures of income in accordance with the accounting practices adopted in Brazil and do not represent cash flows for the periods presented, and, therefore, are not alternative measures to results or cash flows. The Company uses Adjusted EBITDA as a performance measure for management purposes and for comparison with similar companies.

Although EBITDA may have a standard meaning, according to article 3, item I, of CVM Resolution No. 156, of June 23, 2022, the Company cannot guarantee that other companies, including closely-held companies, will adopt this standard meaning and/or that they will adopt the Company’s standard. Accordingly, the Adjusted EBITDA disclosed by the Company may not be comparable to the EBITDA disclosed by other companies.

We classified EBITDA as adjusted, considering that accounting standards do not cover certain exclusions promoted by the Company, for a better understanding and reflection of the Company’s operating cash generation, considering its operation market. The Company understands that adjusted EBITDA offers a better perception of the operating results and a clearer view of the Company for investors and third parties.

(b)       Make reconciliations between the amounts disclosed and the amounts in the audited financial statements

Reconciliation of Operating Income, adjusted Operating Income and adjusted Operating Income Margin

(Description of the Account in millions of Reais)	Year ended
12/31/2025
Net income – Ambev	15,503.4
Non-controlling interest	485.0
Income tax and social contribution expenses	3,433.2
Income before taxes	19,421.7
Profit sharing of joint ventures	(105.8)
Net financial results	4,001.7
Operating Income	23,317.6
Exceptional items	643.3
Adjusted Operating Income	22,674.3
Net revenue	88,242.5
Adjusted Operating Income Margin	25.7%

Conciliation of Net Income and Adjusted Net Income

(Description of the Account in millions of Reais)	Year ended 12/31/2025
Net income – Ambev	15,503.4
Non-controlling interest	485.0
Net income	15,988.4
Exceptional items above EBITDA	(643.3)
Exceptional items after EBITDA	(230.1)
Adjusted net income	15,115.1
Net revenue	88,242.5
Adjusted Net Income Margin	17.1%

EBITDA Reconciliation, adjusted EBITDA and adjusted EBITDA Margin

(Description of the Account in millions of Reais)	Year ended:
12/31/2025
Net income – Ambev	15,503.4
Non-controlling interest	485.0
Income tax and social contribution expenses	3,433.2
Income before taxes	19,421.7
Participation in the results of joint ventures	(105.8)
Net financial results	4,001.7
Exceptional items	643.3
Depreciation, Amortization – total(1)	6,832.1
Adjusted EBITDA	29,506.4
Exceptional items without investments write-off	643.3
Participation in the results of joint ventures	105.8
EBITDA	30,255.5
Net revenue	88,242.5
Adjusted EBITDA Margin	34.3%

(1) considering investments write-off

Exceptional Items

Exceptional items	Year ended:
Description of the Account (in millions of reais)	12/31/2025
Restructuring(1)	(215.0)
Effect of applying IAS 29/CPC 42 (hyperinflation)	(3.7)
Profit from the sale of a subsidiary	862.0
TOTAL	643.3

(1) Restructuring expenses relate primarily to centralization and sizing projects in Brazil, LAS, CAC and Canada.

(c)       Explain the reason why it is understood that such measurement is more appropriate for the correct understanding of the financial condition and results of the Company’s operations

The Company’s Management uses performance indicators, such as adjusted income of the consolidated operation before financial results and income taxes (Operating Income) and adjusted income of the consolidated operation before financial results, income taxes and depreciation and amortization expenses (adjusted EBITDA), as segment performance metrics to make decisions about fund allocation and performance analysis of the consolidated operation.

The Company understands that Adjusted Net Income is an appropriate accounting measure for the correct understanding of the results of its operations, since, in its calculation, exceptional items above EBITDA and exceptional items after EBITDA are deducted.

Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income are not measures in accordance with the Brazilian Accounting Principles, US GAAP or IFRS and do not represent cash flows for the periods presented, nor should they be considered as substitutes for loss or net income as an indicator of our operating performance or as a substitute for cash flow as an indicator of liquidity. Adjusted EBITDA and adjusted Operating Income have limitations that may impair their use as a measure of profitability, as they do not consider certain costs arising from our business that could significantly affect our profits, such as financial expenses, taxes, depreciation, capital expenditures and other related charges.

It should also be noted that adjusted EBITDA is used as a performance measure by the Management, which is why the Company understands that its inclusion in this Exhibit is important. The Company’s Management believes that adjusted EBITDA is a practical measure to assess its operating performance and allow comparison with other companies in the same segment, even though other companies may calculate it differently.

The Company understands that EBITDA is a supplementary indicator in the evaluation of its operating performance. In addition, the Company believes that EBITDA gives investors a better understanding of its ability to perform its obligations and its ability to obtain new financing for its investments and working capital.

Finally, it is emphasized that the adjusted measures are additional measures used by the Management and should not replace measures calculated in accordance with IFRS as an indicator of the Company’s performance.

2.6 - Identify and comment on any events subsequent to the last financial statements for the closing of the fiscal year that change them substantially

Resolution on the date of payment for the first installment of Interest on Capital

In a meeting held on February 11, 2026, the Board of Directors approved the payment of the 1st installment of interest on capital ("IOC"), the distribution of which was approved at the Board of Directors meeting held on December 9, 2025. The payment will be made on April 6, 2026, in the gross amount of R$0.075 per share, corresponding to the net amount of R$0.063 per share of the Company, after deduction of income tax in accordance with the applicable legislation, and the base dates considered at the time of the distribution resolution remaining unchanged.

Disallowance of Tax Credits Paid Abroad

In February 18, 2026, the Company received new tax assessments related to the 2018 calendar year, involving the disallowance of income tax credits paid abroad by its subsidiaries, totaling approximately R$ 1.0 billion. The Company understands that such charges are illegal and will present the respective defenses before the administrative level of first instance within the legal period. Such charges are similar to the disallowances already disputed by the Company. Based on the guidance of its external legal advisors, the Company expects that the outcome of these new cases will be consistent with that of the periods already assessed.

2.7 – The Management should comment on the allocation of social results, indicating:

2025
(a) Rules on retained earnings	According to the Brazilian Corporations Law, any accrued losses and the provision for income tax will be deducted from the income for the year, before any participation. Thus, the Company’s Bylaws and its Profit Allocation Policy provide that from the ascertained balance will be successively calculated: (i) the statutory participation of the Company’s employees up to the maximum limit of 10%, to be distributed according to parameters to be established by the Board of Directors; and (ii) the statutory participation of managers, up to the maximum legal limit. Immediately thereafter, on this amount, a contribution may also be calculated, up to a limit of 10%, to meet the charges of the assistance foundation for employees and managers of the Company and its controlled companies, with due regard for the rules established by the Board of Directors in this regard. Five percent (5%) of net income for the year, obtained after the aforementioned deductions, will be allocated to establish a legal reserve, which may not exceed 20% of the paid-in share capital or the limit provided for in § 1 of art. 193 of Law No. 6,404/76. In addition, the Company’s Bylaws and its Profit Allocation Policy establish that an amount not exceeding 60% of the adjusted annual net income is allocated to the investment reserve, with the purpose of financing the expansion of the activities of the Company and controlled companies, including through the subscription of capital increases or the creation of new ventures, which may not exceed 80% of the paid-up share capital (once this limit is reached, the General Meeting will decide on the balance, proceeding with its distribution to the shareholders or an increase in share capital).
a.i. Amounts of Profit Retention	R$ 7,083,046,439.48
a.ii. Percentual with respect to all declared profits (1)	39%
(b) Rules regarding dividends distribution	The Company's Bylaws and its Profit Allocation Policy establish that at least 40% of the net income adjusted in accordance with Article 202 of Law No. 6,404/76 must be distributed annually to shareholders as mandatory dividends.
(c) Frequency of the distributions of dividends	The Company distributes dividends quarterly or on other frequency, on dates and amounts to be approved by the Board of Directors. In addition, at any time, the Board of Directors may decide on the distribution of interim dividends and/or interest on net equity, to the account of retained earnings or existing earnings reserves in the last annual or biannual balance sheet.
(d) Possible restrictions on the distribution of dividends imposed by legislation or by special regulations applicable to the Company, by agreements, judicial, administrative or arbitration decisions	Except for the provisions of the Brazilian Corporations Law, there are no restrictions on the distribution of dividends by the Company.
(e) If the issuer has a formally approved profit allocation policy, informing the body responsible for approval, date of approval and, if the issuer discloses the policy, locations on the World Wide Web where the document can be accessed.	The Company has a Profit Allocation Policy that was approved by the Board of Directors on September 19, 2018, and can be found at the following electronic address: ri.ambev.com.br, in section “Corporate Governance”, “Policies, Codes and Regulations”, “Profit Allocation Policy”.

(1) Percentages are based on the adjusted net income, including values relating to (i) the reversion of effects of the revaluation of fixed assets in the amount of R$ 11,823,167.53; (ii) the effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 2,377,265,000.00; (iii) the prescribed dividends in the amount of R$ 82,351,675.75; and (iv) the effect relating to the sale of a subsidiary, in the amount of R$ 11,487,026.25.

2.8 – The Management should describe the material items not reflected in the issuer’s financial statements, indicating:

(a) The assets and liabilities directly or indirectly held by the issuer and not reflected in its balance sheet (off-balance sheet items), such as:

(i)                  Written-off receivables portfolios on which the entity has not substantially retained or transferred the risks and benefits of ownership of the transferred asset, indicating related liabilities

(ii)       Agreements for future purchase and sale of products or services

(iii)       Unfinished construction agreements

(iv)       Agreements for future financing receipts

Not applicable, since there is no material item not reflected in Company’s accounting statements for fiscal year ended December 31, 2025.

(b) Other items not reflected in the financial statements

Not applicable, since there is no material item not reflected in Company’s accounting statements for fiscal year ended December 31, 2025.

2.9. In relation to each of the items not reflected in the financial statements indicated in item 2.8, the management should comment on:

(a) How do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the issuer

As mentioned in item 2.8 above, there are no items that were not reflected in the accounting statements for fiscal year ended December 31, 2025.

(b) Nature and purpose of the transaction

As mentioned in item 2.8 above, there are no items that have not been reflected in the accounting statements for fiscal year ended December 31, 2025.

(c) Nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 2.8 above, there are no items that have not been reflected in the accounting statements for fiscal year ended December 31, 2025.

2.10 – The Management should indicate and comment on the main elements of the issuer’s business plan, specifically exploring the following topics:

(a)       Investments, including:

(i) quantitative and qualitative description of existing and anticipated investments

In 2025, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 4,590 million, consisting in R$ 3,045 million for our business segment in Brazil, R$604 million for our business segment in CAC, R$651 million related to investments in our operations in LAS and R$290 million related to investments in Canada.

These investments included, mainly, the expansion of the productive capacity, quality control, automation, modernization and replacement of the packaging lines, storage for direct distribution, coolers, and investment for the replacement of bottles and crates, market assets of former players as well as continued investment in information technology.

In 2026, we plan to invest with the purpose of increasing value generation through greater return on our invested capital, keep focusing on supporting the operations for continuous improvement of our level of service.

(ii) sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries as sources of financing for its investments.

(iii) relevant divestments in progress and anticipated

There are no significant divestments foreseen on the date of this Exhibit.

(b)       Provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents and other assets that should significantly affect the production capacity of the issuer

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 2.10 (a) above that may significantly affect the production capacity of the Company.

(c)       New products and services, indicating:

(i) description of the research in progress already disclosed,

(ii) total amounts spent by the issuer on research for the development of new products or services,

(iii) projects under development already disclosed, and

(iv) total amounts spent by the issuer on the development of new products or services.

Innovation became one of the main pillars of our business and of our commercial strategy frontline; despite of a detailed review of our discretionary expenses in order to assure our liquidity, research and development are and continue to be seen as fundamental to enable continuous innovation to our consumers.

We maintain an innovation, research, and development center, in the city of Rio de Janeiro, State of Rio de Janeiro, at Universidade Federal do Rio de Janeiro (UFRJ). This center (ZITEC – Centro de Tecnologia e Inovação) started its operations in the last months of 2017. One of the main characteristics of the development center is the prototypes lab, which enables the creation of complete prototypes, assisting in the creation process of new products. Another goal of the development center is to perform perception and behavioral consumer’s studies so to capture future trends. ZITEC enabled Ambev to reduce its innovation launch period from eight to four months.

In 2021, we continued to expand our diversity with the launch, in Brazil, of Michelob Ultra and Spaten, a pure malt beer, Munich Helles style. In 2022, one of our main innovations were Budweiser Zero, recognized as the best non-alcohol beer in the Brazilian market by O Estado de São Paulo newspaper, and Caipi Beats, new member of the Beats family, with a “caipirinha” flavor (a very popular Brazilian drink) made with cachaça. Regarding packaging innovation, we developed an exclusive technology named KEG 5L, which was awarded as “The Best Packaging Technology” in 2022 by ABRE (Brazilian Packaging Association), reinforcing our sustainability commitment.

In 2024, we launched a new version within our Beats line, the Beats Tropical, which has demonstrated strong results since its launch and continued as a popular choice during the 2024 Carnival holiday in Brazil. In the non-alcoholic category, we reformulated Guaraná Zero and launched the first non-alcoholic beer with added vitamin D in the world, Corona Sunbrew. We also introduced, in 2024, Stella Pure Gold, our low-calorie gluten-free beer, which performed strongly. Our investment in innovation, research and development contributed to our brands winning 140 medals in various beer competitions around the world, including gold medals for Brahma Duplo Malt at the World Beer Awards and Antarctica Original at the Brussels Beer Challenge competition.

The investment made in the development center in the last three years was of approximately R$ 130 million, including R$ 44.8 million in 2023, R$ 43.4 million in 2024 and R$ 40.5 million in 2025.

In 2025, in addition to new products and packaging, we continued to provide convenience and innovation to our clients and consumers through BEES, Zé Delivery and Ta Da, which are one of our main digital platforms. In Brazil, more than 94% of our active clients purchased through BEES. As part of our total digital strategy plan, almost 90% of our clients are currently purchasing exclusively through BEES. At BEES Marketplace we currently offer more than 6,000 Stock Keeping Units (“SKUs”) in different categories such as food products, nonalcoholic beverages and hard liquor. The number of clients purchasing in the marketplace was equal to almost 86% of BEES’ clients as of year ended December 31, 2025. In Brazil, our direct-to-consumer delivery platform, Zé Delivery, continued to expand its reach and deepen engagement in 2025, being present in over 800 cities and in all 27 Brazilian states, reaching almost 70% of the country’s population. Zé Delivery placed more than 66 million orders in 2025 and had more than 27 million annually active users on December 31, 2025. Engagement and satisfaction remained strong, supported by a broader assortment (including premium offerings) and accessibility initiatives such as returnable packaging, in addition to the platform acting as a relevant source of consumer insights to support innovation. At LAS, our digital journey continues to evolve with BEES. In Argentina, more than 86% of the B2B buyers are purchasing through BEES and more than 80% of the net revenue of the country comes from the platform. The number of clients purchasing in the marketplace corresponded to more than 32% of the BEES clients as of year ended December 31, 2025. In Paraguay, 83% of the direct and indirect B2B sales are made through BEES, with total digital buyers representing 82% of the total number of clients as of year ended December 31, 2025. In Bolivia, 78% of the direct and indirect B2B sales are made through BEES, with total digital buyers representing 94% of the total number of clients in year ended December 31, 2025. At LAS, TaDa in Argentina, result of the merger of App Bar with and into others Direct-to-Consumer platforms called Siempre en Casa and Craft Society, had a challenging 2025 due to the country's economic situation. The Platform is present in 38 cities, with approximately 350 thousand orders, and showed a 38% decrease in the number of orders and a 41% decrease in monthly active users in 2025 compared to 2024.

At CAC, the Dominican Republic continues leading the BEES platform expansion, actively sharing know-how and best practices with other operations. The country reached a full digital operation status, with 100% of the B2B purchasers shopping through the platform and more than 100% of the net revenue of the country coming from BEES in 2025. We are also exploring the BEES Marketplace in the country, with 18 different categories and more than 320 SKUs available for the clients as of year ended December 31, 2025. In Panama, we also continue to implement BEES, with 100% of the country’s net revenue in 2025 deriving from the platform.

At CAC, TaDa in Dominican Republic continued to expand in 2025, with the number of orders increasing 5.1% in 2025 compared to 2024 and monthly active users decreasing 13% in 2025 compared to 2024.

In Canada, BEES continues to expand its scale and offerings. BEES is live in the provinces of Alberta, British Columbia, Newfoundland and Labrador, Saskatchewan and Quebec. In 2025, orders through BEES accounted for approximately 22% of net revenue for the Canadian business, with Quebec accounting for the majority of orders placed using BEES. Approximately 8,100 customers purchased through BEES in Canada, in 2025. The BEES marketplace also continued to evolve in Canada in 2025, offering 75 unique SKUs from ten third-party partners.

(d)       Opportunities included in the issuer’s business plan related to ESG issues

Since the creation of Ambev, sustainability has been part of our business strategy.

As business opportunities related to sustainability issues we have:

o	investments in renewable energies as a way of mitigating greenhouse gas emissions, while providing a more diversified portfolio of energy sources and greater guarantee of availability of supply to meet the Company’s operations;

o	commitments with partners in our supply chain, accelerating their decarbonization (Eclipse), to reduce our Scope 3 emissions, sharing best practices, climate governance and data, training and advisory, supporting the reduction of 25.8% of the intensity of out GEE emissions in Scopes 1, 2 and 3 in relation to 2017 baseline;

o	implementation of CCU (Carbon Capture and Utilization) technologies, to capture CO2 from burning boilers in breweries, resulting in avoided acquisition of carbon dioxide, with consequent use within the production itself for gasification of products and occasional external sale;

o	encouragement of returnable bottles in the portfolio, which have a lower carbon footprint due to greater packaging circularity, in addition to increasing customer loyalty and reducing the amount spent on the product purchased. The solution is offered at several points of sale, as well as offered by our sales platforms such as Zé Delivery, which also collect containers that will be reused in production;

o	support for the development and financial security of our partners, strengthening the production chain and avoiding supply disruptions, delays or non-payment at points of sale, and expansion of the supply and sales ecosystem through entrepreneurship platforms such as Bora;

o	improvement of the Company’s governance and transparency system, compared to companies in the same industry; and

o	the creation of BORA, a productive inclusion platform created in 2022 with the ambition of impacting more than 5 million people in 10 years. In addition to other proprietary projects, BORA was launched in 2025 as a HUB, an initiative comprised of several Companies, Social Organizations and Government Entities working together on more than 30 projects, acting in synergy to generate economic growth for these people.

2.11 – Comment on other factors that significantly influenced operating performance and that have not been identified or commented on in the other items of this section

There are no other factors that significantly influenced operating performance and that have not been identified or commented on in the other items of this section.

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